SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Date of 16 September 2004

BHP Billiton Limited

ABN 49 004 028 077

180 Lonsdale Street

Melbourne Victoria 3000

Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Proxy Voting

How to complete this form
If you are unable to attend the Annual General Meeting to be held in Sydney on Friday, 22 October 2004 at 11.00am, you are encouraged to appoint a person or body corporate who will attend as your proxy and exercise your right to vote your shares. Note that if you appoint a body corporate as your proxy, the body corporate should appoint a person as its representative at the Annual General Meeting in accordance with section 250D of the Corporations Act.

Appointment of a second proxy
A shareholder is entitled to appoint up to two persons (whether shareholders or not) to attend the meeting and vote. A separate proxy form should be used for each proxy appointment. An additional proxy form will be supplied on request.

Any questions?
Telephone: (Australia only) 1300 656 780; (International) (61 3) 9415 4020 for an additional proxy form or if you have any questions on how to complete this form.

Directing your proxy how to vote
If you wish to direct your proxy how to vote (or not to vote) on any resolution, place a mark (“X”) in the “For”, “Against” or “Abstain” box.

Signing instructions
You must sign this form as follows in the spaces provided:

Individual:	Where the holding is in one name, the proxy must be signed by the shareholder or the shareholder’s attorney.

Joint holding:	Where the holding is in more than one name, all of the holders should sign.

Power of Attorney:	To sign under Power of Attorney, you must have already lodged the Power with the registry. If you have not previously lodged this document for notation, please attach a certified photocopy of the Power of Attorney to this form when you return it.

Companies:	Where the company has a Sole Director who is also the Sole Company Secretary, this proxy form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this proxy form must be signed by a Director jointly with either another Director or a Company Secretary. Please indicate the office held by signing in the appropriate place.

Internet voting:	Go to www.bhpbilliton.com, click on the ‘Go to Shareholder Services’ icon, then select BHP Billiton Limited Shareholders ‘Vote online’ and follow the prompts and instructions. To access this service you will need your Securityholder Reference Number (SRN) or Holder Identification Number (HIN) which is printed on the top right hand corner of the reverse of this proxy form.

Deadline for receipt of proxy form

Your completed proxy form (and any relevant authorities) must be received at the BHP Billiton Share Registry or the Registered Office of the Company in Melbourne not later than 11.00am (Australian Eastern Standard Time) on Wednesday, 20 October 2004.

Documents may be lodged using the enclosed envelope or:

BY WEB	You may record your proxy voting instructions by the above time and date on the internet at www.bhpbilliton.com
BY MAIL	Registered Office of BHP Billiton Limited, 27th Floor, BHP Billiton Centre, 180 Lonsdale Street, Melbourne Victoria 3000 Australia
BY FAX	(613) 9473 2460

006738 V_00BBIE

If undeliverable please return to: Computershare Investor Services Pty Limited GPO Box 782 Melbourne Vic 3001 Australia

SAMPLE CUSTOMER
SAMPLE STREET
SAMPLE STREET
SAMPLE STREET
SAMPLE STREET
SAMPLETOWN TAS 7000

CREATING TOMORROW TODAY BHP BILLITON LIMITED ANNUAL REPORT PACK 2004 HELP SAVE THE ENVIRONMENT If you no longer require an Annual Report mailed to you, then select one of the alternatives below: 1 Go to www.bhpbilliton.co m and click on this icon: e T r e e SHAREHOLDERS HELPING TO SAVE TREES 2 Telephone 1300 656 780 (within Australia) +61 3 9415 4020 (outside Australia) 3 Tick here confirming you do not want the Annual Report mailed, note down your SRN or HIN and fax to +61 3 9609 4372. WORKING FOR A SUSTAINABLE FUTURE BHP Billiton’s Health, Safety, Environment and Community Report for 2004 is now available on our website at http://hsecreport.bhpbilliton.com/2004/in dex.asp

All Registry communications to: BHP Billiton Share Registry C/- Computershare Investor Services Ltd GPO Box 782 Melbourne Victoria 3001 Australia
A member of the BHP Billiton group which is headquartered in Australia

Questions from Shareholders

The Annual General Meeting (AGM) of BHP Billiton Limited will be held in Sydney on Friday, 22 October 2004 at 11am. Shareholders who are unable to attend the meeting or who may prefer to register questions in advance, are invited to do so. This form is provided as a convenient way to submit any questions you may have.

Please return it to our Share Registry, C/- Computershare Investor Services Pty Limited, PO Box 782, Melbourne VIC 3001, or by facsimile to (61 3) 9473 2460 at least 5 business days before the AGM. The envelope provided for the return of your proxy form may also be used for this purpose. Alternatively, you may email the Registry at web.queries@computershare.com.au

You may also submit a written question to the auditor if the question is relevant to the content of the auditor’s report or the conduct of the audit of the financial report to be considered at the AGM.

We will endeavour to address the more frequently raised questions during the course of the AGM. If time does not permit us to address all questions at the AGM we will prepare responses and make these available on our website.

Your Name(s):

Securityholder Reference Number (SRN) or Holder Identification Number (HIN):
or

Question(s):		Please mark ☒ if it is a question directed to the Auditor

1.	☐

2.	☐

3.	☐

4.	☐

Thank you for your time.

BHP Billiton Limited Registered in Australia 49 004 028 077

+   BHPB

Mark this box with an X if you have made any changes to your address details. Note — If you are a CHESS holder, please advise any changes through your controlling stockbroker.	☒
BHP Billiton Limited Registered in Australia 49 004 028 077

SAMPLE CUSTOMER
ADDRESS
ADDRESS
ADDRESS
ADDRESS
SAMPLETOWN TAS 7000	BHP

I 1234567890 IND

Appointment of Proxy
I/We being a member/s of BHP Billiton Limited and entitled to attend and vote hereby appoint

☒	the Chairman of the Meeting (mark box with an ‘X’)	OR	Write here the name of the person (or body corporate) you are appointing if this person is someone other than the Chairman of the Meeting.
or failing the person or body corporate named above, or if no person is named, the Chairman of the Meeting, to act generally at the meeting on my behalf and to vote in accordance with the directions on this form or, if no directions have been given, as he or she sees fit, at the Meeting and at any adjournment thereof. Please note that may submit a proxy form and still attend the Meeting. If you do this your proxy’s authority is suspended only in relation to those resolutions (if any) in relation to which you have appointed the proxy but on which you choose to vote personally.

Important Note: If you appoint the Chairman as your proxy and give no directions on how to vote, the Chairman will vote in favour of each of the items of business.

Voting directions to your proxy — please mark ☒ to indicate your directions

		For	Against	Abstain

1.	To receive the Financial Statements and Reports of BHP Billiton Limited	☐	☐	☐

2.	To receive the Financial Statements and Reports of BHP Billiton Plc	☐	☐	☐

3.	To re-elect Mr D R Argus as a Director of BHP Billiton Limited	☐	☐	☐

4.	To re-elect Mr D R Argus as a Director of BHP Billiton Plc	☐	☐	☐

5.	To re-elect Mr D A Crawford as a Director of BHP Billiton Limited	☐	☐	☐

6.	To re-elect Mr D A Crawford as a Director of BHP Billiton Plc	☐	☐	☐

7.	To re-elect Mr C W Goodyear as a Director of BHP Billiton Limited	☐	☐	☐

8.	To re-elect Mr C W Goodyear as a Director of BHP Billiton Plc	☐	☐	☐

9.	To re-elect Dr J M Schubert as a Director of BHP Billiton Limited	☐	☐	☐

		For	Against	Abstain

10.	To re-elect Dr J M Schubert as a Director of BHP Billiton Plc	☐	☐	☐

11.	To re-appoint auditors of BHP Billiton Plc	☐	☐	☐

12.	To renew the Directors’ authority to allot shares of BHP Billiton Plc	☐	☐	☐

13.	To renew the disapplication of preemption rights in BHP Billiton Plc	☐	☐	☐

14.	To approve the re-purchase of shares of BHP Billiton Plc	☐	☐	☐

15.	To approve the Remuneration Report	☐	☐	☐

16.	To approve the amended Group Incentive Scheme (GIS)	☐	☐	☐

17.	To approve the Long Term Incentive Plan (LTIP)	☐	☐	☐

18.	To approve the grant of awards to Mr C W Goodyear under the amended GIS and the LTIP	☐	☐	☐

19.	To approve the grant of awards to Mr M Salamon under the amended GIS and the LTIP	☐	☐	☐

PLEASE SIGN HERE     This section must be signed in accordance with the instructions overleaf to enable your directions to be implemented.

Individual or Securityholder 1	Securityholder 2	Securityholder 3

Sole Director and Sole Company Secretary	Director	Director/Company Secretary

/ /

Contact name	Contact Daytime Telephone	Date

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP BILLITON LIMITED
/s/ KAREN WOOD
_____________________

Karen Wood
Title: Company Secretary
Date: 16 September 2004